iDine Rewards Network Inc.
                            11900 Biscayne Boulevard
                             Miami, Florida 33181

                                     [LOGO]
                                  iDine Rewards
                                    Network

     To the Holders of the Series A Senior Convertible Redeemable Preferred Stock of iDine Rewards Network Inc.:

     This letter is to inform each holder of Series A Senior Convertible Redeemable Preferred Stock, par value $0.10 per share (the "Series A Preferred Stock"), of iDine Rewards Network Inc., a Delaware corporation ("iDine"), that iDine is offering to purchase for cash up to 2,474,576 shares, or 61.1%, of its currently outstanding Series A Preferred Stock. iDine is offering to purchase the Series A Preferred Stock at a purchase price of $10.62 per share, net to the seller in cash, without interest thereon (the "Purchase Price"), subject to the terms and conditions set forth in the Offer to Purchase, dated June 13, 2002 (the "Offer to Purchase"), attached hereto, and in the related Letter of Transmittal (the "Letter of Transmittal"). Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase or the Letter of Transmittal.

     The Offer is not conditioned on any minimum number of shares of Series A Preferred Stock being tendered. There is no financing condition in the Offer. We can, however, terminate the Offer, in our reasonable discretion, if any of the conditions of the Offer described fully in the Offer to Purchase under the caption "Conditions of the Offer" have not been either satisfied or waived by us, subject to the terms of our Stockholder Tender Agreement described in the Offer to Purchase. iDine reserves the right, in its sole discretion, to waive any one or more of the conditions of the Offer at any time as set forth above and described more fully in the Offer to Purchase under the caption "Conditions of the Offer."

     The stockholders of iDine are not required to approve the Offer. The Board of Directors of iDine, acting upon the recommendation of its Preferred Stock Committee, has approved the Offer and has determined that the transaction which is the subject of the Offer is fair to the unaffiliated holders of Series A Preferred Stock. However, none of iDine, its Board of Directors or the Preferred Stock Committee thereof makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares of Series A Preferred Stock pursuant to the Offer.

     Enclosed with this letter are the (i) Offer to Purchase and (ii) Letter of Transmittal. We urge you to carefully read the enclosed materials. If you require assistance, you should consult your financial, tax or other professional advisors. Holders that wish to participate in the Offer are asked to respond promptly by following the instructions set forth in the Letter of Transmittal.

     Our information agent, Georgeson Shareholder Communications, Inc., can help answer your questions regarding this tender offer. You may call our information agent toll free at (800) 452-4222. Banks and brokerage firms should call our information agent collect at (212) 440-9800 with any questions.

     Thank you for your time in reviewing this Offer.

                                            Very truly yours,

                                            iDine Rewards Network Inc.